

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Transition Period From ___________ to ___________________

Commission File Number: 001-08634

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Temple-Inland Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, Texas 78746

The Exhibit Index is on page 28.

Temple-Inland Inc. Selected Savings Plans
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006 and year ended December 31, 2007
Table of Contents

		Page No.
(a)	Financial Statements:	
	Report of Independent Registered Public Accounting Firm	F-1
	Statements of Net Assets Available for Benefits	F-2
	Statements of Changes in Net Assets Available for Benefits	F-5
	Notes to Financial Statements	F-6
	Supplemental Schedules:	
	Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	F-23
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	F-24
(b)	Exhibits:	
	1. Consent of Ernst & Young LLP	



■ Ernst & Young LLP
Suite 1800
401 Congress
Austin, Texas 78701

■ Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Report of Independent Registered Public Accounting Firm

Temple-Inland Benefits Administration Committee
Temple-Inland, Inc. Selected Thrift Plans

We have audited each of the accompanying statements of net assets available for benefits of the Temple-Inland Inc. Selected Thrift Plans (as listed on pages F-2 through F-4) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for each plan for the year ended December 31, 2007. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the Plans referred to above present fairly, in all material respects, the net assets available for benefits of each Plan at December 31, 2007 and 2006, and the changes in their net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each Plan taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements for each Plan and, in our opinion, are fairly stated in all material respects in relation to the financial statements for each Plan taken as a whole.

Ernst + Young LLP

Austin, Texas
June 18, 2008

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS					
Investments, at fair value:					
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:					
Temple-Inland Inc. Stock Fund	$ 19,383,391	$ 18,220,284	$ 58,007,295	$ 23,074,464	$ 451,615
Vanguard Retirement Savings Trust	14,451,197	23,620,077	82,974,889	47,066,206	788,315
Vanguard Windsor Fund	19,634,097	8,400,224	62,774,126	13,863,768	121,049
Vanguard IT Treasury Fund	43,593,481	3,679,343	25,692,182	6,442,891	44,808
Vanguard 500 Index Fund	25,235,638	12,741,254	72,238,146	23,503,598	242,224
Vanguard Wellington Fund	14,155,769	6,898,996	39,899,973	10,280,721	16,692
Vanguard Explorer Fund	9,444,236	3,123,349	21,405,511	5,435,952	46,617
Vanguard International Growth Fund	11,141,010	2,862,811	29,991,112	6,321,314	35,966
Vanguard PRIMECAP Fund	5,003,416	1,893,392	30,047,501	10,653,004	5,295
Vanguard Small-Cap Value Index Fund	3,137,406	1,087,106	13,944,398	3,120,764	5,120
Vanguard Target Retirement 2005	188,681	—	8,682	—	—
Vanguard Target Retirement 2010	8,955	37,465	44,168	—	—
Vanguard Target Retirement 2015	51,893	4,173	103,227	—	—
Vanguard Target Retirement 2020	2,375	1,160	34,813	—	—
Vanguard Target Retirement 2025	204,797	13,505	14,451	—	—
Vanguard Target Retirement 2030	6,942	2,593	12,780	—	—
Vanguard Target Retirement 2035	11,620	26,823	34,821	—	—
Vanguard Target Retirement 2040	8,043	4,623	9,254	—	—
Vanguard Target Retirement 2045	8,399	22,905	4,770	—	—
Vanguard Target Retirement 2050	13,751	6,264	93,284	—	—
Vanguard Target Retirement Income	7,455	18,625	28,034	—	—
Forestar Stock Fund	7,238,515	6,771,565	21,547,438	8,571,240	167,757
Guaranty Stock Fund	4,909,546	4,592,818	14,614,569	5,813,448	113,781
Participants Loans	5,172,069	9,355,512	12,558,144	9,787,243	—
Total Investments	183,012,682	103,384,867	486,083,568	173,934,613	2,039,239

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
Receivables:					
Participant loan interest	—	15,045	1,989	14,070	—
Employee contributions	2,476	112,303	27,757	201,250	—
Employer contributions	77,676	160,930	131,649	1,216	—
Total receivables	80,152	288,278	161,395	216,536	
Liabilities:					
Contributions to be refunded	—	(6,077)	—	—	—
Net assets available for benefits, at fair value	$ 183,092,834	$ 103,667,068	$ 486,244,963	$ 174,151,149	$ 2,039,239
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(109,344)	(178,720)	(627,826)	(356,125)	(5,965)
Net assets available for benefits	$ 182,983,490	$ 103,488,348	$ 485,617,137	$ 173,795,024	$ 2,033,274

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS					
Investments, at fair value:					
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:					
Temple-Inland Inc. Stock Fund	$ 33,737,197	$ 31,455,956	$ 99,755,054	$ 36,049,638	$ 825,473
Vanguard Retirement Savings Trust	13,844,809	22,600,626	83,848,402	51,390,398	828,288
Vanguard Windsor Fund	21,117,554	9,367,177	70,676,469	14,923,850	117,899
Vanguard IT Treasury Fund	38,448,137	3,386,865	19,042,903	4,990,414	38,574
Vanguard 500 Index Fund	24,647,497	12,100,755	72,974,341	22,987,859	234,812
Vanguard Wellington Fund	13,289,898	6,609,057	35,675,604	8,642,596	18,622
Vanguard Explorer Fund	9,942,698	3,105,833	21,885,717	5,110,103	62,047
Vanguard International Growth Fund	8,773,006	2,422,512	20,693,581	4,090,860	29,529
Vanguard PRIMECAP Fund	4,001,686	1,634,331	29,349,502	9,336,800	2,061
Vanguard Small-Cap Value Index Fund	3,320,112	1,212,323	17,174,976	3,636,975	3,717
Participant loans	4,679,737	9,255,753	12,487,168	8,987,666	—
Total investments	175,802,331	103,151,188	483,563,717	170,147,159	2,161,022
Receivables:					
Participant loan interest	—	13,453	1,893	11,653	—
Employee contributions	365	99,096	23,095	186,530	15,020
Employer contributions	44,146	112,089	87,029	20,388	9,712
Total receivables	44,511	224,638	112,017	218,571	24,732
Liabilities:					
Contributions to be refunded	—	(7,557)	(8,998)	(124,571)	—
Net assets available for benefits, at fair value	$ 175,846,842	$ 103,368,269	$ 483,666,736	$ 170,241,159	$ 2,185,754
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	133,224	217,478	806,844	494,512	7,970
Net assets available for benefits	$ 175,980,066	$ 103,585,747	$ 484,473,580	$ 170,735,671	$ 2,193,724

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2007

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
Investment income from the separate accounts of Temple-Inland Employee Master Trust:					
Cash dividends	$ 15,863,352	$ 9,922,027	$ 43,426,378	$ 14,131,778	$ 210,624
Interest	623,986	1,065,597	3,786,675	2,238,661	35,171
Net depreciation in fair value of investments	(7,117,458)	(6,675,601)	(25,879,213)	(9,420,256)	(163,131)
Total investment income from Master Trust	9,369,880	4,312,023	21,333,840	6,950,183	82,664
Interest from participant loans	391,477	745,194	1,016,983	693,924	—
Contributions:					
Employee	9,361,612	6,085,916	24,018,150	10,610,376	134,561
Employer:					
Cash	8,282,170	3,867,292	10,079,101	2,654,306	84,868
Rollovers	851,793	158,970	1,628,138	95,959	—
Total contributions	18,495,575	10,112,178	35,725,389	13,360,641	219,429
Distributions to participants	(21,635,991)	(14,519,902)	(58,055,235)	(16,961,071)	(462,543)
Interplan transfers	462,588	(746,892)	1,258,867	(974,563)	—
Transfer from (to) other plans	(80,105)	—	(136,287)	(9,761)	—
Net increase (decrease)	$ 7,003,424	$ (97,399)	$ 1,143,557	$ 3,059,353	$ (160,450)
Net assets available for benefits:					
Beginning of year	$ 175,980,066	$ 103,585,747	$ 484,473,580	$ 170,735,671	$ 2,193,724
End of year	$ 182,983,490	$ 103,488,348	$ 485,617,137	$ 173,795,024	$ 2,033,274

See Notes to Financial Statements.

NOTE A – DESCRIPTION OF PLANS

This report includes the selected employee benefit plans (the "Plans") of TIN Inc. (dba Temple-Inland) and its wholly owned subsidiaries (the "Company") that participate in the Temple-Inland Employee Master Trust (the "T-I Trust"). The following description of Temple-Inland Savings and Retirement Plan ("Savings and Retirement Plan"), Temple-Inland Non-Salaried Savings Plan ("Non-Salaried Savings Plan"), Temple-Inland Salaried Savings Plan ("Salaried Savings Plan"), Temple-Inland Savings Plan for Union Employees ("Savings Plan for Union Employees"), and El Morro Corrugated Box Corporation Savings and Investment Plan ("El Morro Plan") provides eligibility, contributions and other general information. The Summary Plan Descriptions, copies of which are available from the Company, contain more detailed information about the Plans. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On February 26, 2007, the board of directors of the Company announced a transformation plan that included the spin-off of the Company's real estate business and financial services business. The spin-offs were completed on December 28, 2007 through distributions to the stockholders of all of the shares of common stock of Forestar Real Estate Group, Inc., which holds all of the assets and liabilities formerly associated with the real estate business, and Guaranty Financial Group Inc., ("Guaranty") which holds all of the assets and liabilities formerly associated with the financial services business.

As a result of the distributions, each Temple-Inland stockholder received one common share of Guaranty ("Guaranty Stock Fund") and one common share of Forestar ("Forestar Stock Fund") for every three common shares of Temple-Inland ("Temple-Inland Inc. Stock Fund").

General

Savings and Retirement Plan

The Savings and Retirement Plan was established effective April 1, 1989. The Plan was amended and restated effective January 1, 2006. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code (IRC) and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000, defer their distribution and leave their funds in the Plan until age 65. Per the January 1, 2008 restatement, the Plan was amended to permit non-spouse beneficiaries to elect a direct roll over of their funds effective January 1, 2007 and to add the Target Retirement Funds as investment funds as of December 1, 2007. Effective December 28, 2007 the Plan's sponsorship was transferred to Guaranty as part of the transformation plan.

Certain salaried, salaried plus commission, or commission only employees of the Company are automatically enrolled in the Plan at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate or elects a different percent. In addition, automatically enrolled participants' before-tax contributions are increased one percent annually (every October 1), unless the participant has elected otherwise. This automatic increase ceases once a participant's before-tax contribution rate equals ten percent. Participants can also contribute after-tax contributions to the Plan. Total voluntary before-tax and after-tax contributions are limited to 50 percent of the employee's compensation in each plan year.

On December 28, 2007 Temple Inland completed the spin off of the real estate business. As a result of this transformation $80,105 was transferred from the Savings and Retirement Plan to the Forestar Savings and Retirement Plan for employees that transitioned to the Forestar Real Estate Group.

The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period, with a maximum of $4,000 per participant in each plan year. The Company also makes Company Retirement Contributions (as defined by the Plan) equal to 3-1/2 percent of an employee's eligible pay. All employees eligible for the Savings and Retirement Plan, whether or not they are making before-tax or after-tax contributions, are eligible for the Company Retirement Contribution upon completing three months of service.

Non-Salaried Savings Plan

The Non-Salaried Savings Plan was established effective January 1, 1990. The Plan was amended and restated effective January 1, 2006. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000, defer their distribution and leave their funds in the Plan until age 65. Per the January 1, 2008 restatement, the Plan was amended to permit non-spouse beneficiaries to elect a direct roll over of their funds effective January 1, 2007 and to add the Target Retirement Funds as investment funds as of December 1, 2007.

Non-union hourly and hourly plus commission-based employees of the Company are automatically enrolled in the Plan at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate or elects a different percent. In addition, automatically enrolled participants' before-tax contributions are increased one percent annually (every October 1), unless the participant has elected otherwise. This automatic increase ceases once a participant's before-tax contribution rate equals ten percent. Participants can also contribute after-tax contributions to the Plan. Total voluntary before-tax and after-tax contributions are limited to 50 percent of the employee's compensation in each plan year.

The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution will be limited to $4,000 per participant in each plan year.

Salaried Savings Plan

The Salaried Savings Plan was established effective January 1, 1984. The Plan was amended and restated effective January 1, 2006. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to rollover their funds to an IRA or another qualified employer plan or, for balances over $1,000, defer their distribution and leave their funds in the Plan until age 65. Per the January 1, 2008 restatement, the Plan was amended to permit non-spouse beneficiaries to elect a direct roll over of their funds effective January 1, 2007 and to add the Target Retirement Funds as investment funds as of December 1, 2007.

Certain salaried, salaried plus commissions, or commission-only basis employees of the Company are automatically enrolled in the Plan at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate or elects a different percent. In addition, automatically enrolled participants' before-tax contributions are increased one percent annually (every October 1), unless the participant has elected otherwise. This automatic increase ceases once a participant's before-tax contribution rate equals ten percent. Participants can also contribute after-tax contributions to the Plan. Total voluntary before-tax and after-tax contributions are limited to 50 percent of the employee's compensation in each plan year.

The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution is limited to $4,000 per participant in each plan year.

On December 28, 2007, Temple Inland completed the spin off of the real estate business. As a result of this transformation $79,865 was transferred from the Salaried Savings Plan to the Forestar Savings and Retirement Plan for employees that transitioned to the Forestar Real Estate Group. The Plan also includes $56,422 transfers out related to the August 31, 2007 sale of previously acquired chemical operations.

Savings Plan for Union Employees

The Savings Plan for Union Employees was established effective January 1, 1993. The Plan was amended and restated effective January 1, 2006. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000, defer their distribution and leave their funds in the Plan until age 65. Per the January 1, 2008 restatement, the Plan was amended to permit non-spouse beneficiaries to elect a direct roll over of their funds effective January 1, 2007 and to add the Target Retirement Funds as investment funds as of December 1, 2007. There are 46 and 48 individual collectively bargained units belonging to the Plan as of December 31, 2007 and 2006, respectively.

Upon meeting the three-month service requirement, non-salaried union employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The matching formula for Company contributions and the maximum Company contribution per participant are defined in the collectively bargaining unit agreements. Contribution ranges and Company matching formulas vary based on individual union agreements.

The Plan also includes $9,761 transfers out related to the August 31, 2007 sale of previously acquired chemical operations.

El Morro Plan

The El Morro Plan was established effective August 1, 1992. Banco Popular Trust Division is the Trustee for this plan. The Plan allows any non-union employee who is employed by El Morro Corrugated Box Corporation or Inland Paper Company, Inc., at its plants and warehouses in Vega Alta, Puerto Rico to become a participant as of any enrollment date following three months of service. Participation in the Plan is entirely voluntary. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $1,000, defer their distribution and leave their funds in the Plan until age 65. Voluntary before-tax or after-tax employee contributions can be made to the Plan through periodic payroll deductions, limited to ten percent of compensation up to an annual limit of $8,000. Before-tax contributions are not to exceed the maximum amount specified by Puerto Rico tax laws.

The Company's contribution is an amount equal to 100 percent of the employee's contribution not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution is limited to $4,000 per participant in each plan year.

Investment Options

Participants may designate their contributions to be made in multiples of one percent into various separate investment accounts within the T-I Trust other than the Temple-Inland Inc. Stock Fund. All Company matching contributions are invested in the Temple-Inland Inc. Stock Fund. As a result of the spin-off, the Temple-Inland Inc. Stock Fund has been split into three stock funds, the Temple-Inland Inc. Stock Fund, the Guaranty Stock Fund, and the Forestar Stock Fund, based on the distribution ratio of one common share of Guaranty Stock and one common share of Forestar Stock for every three shares of Temple-Inland Inc. Stock. Participants may transfer all or any portion (in multiples of one percent for all Plans) of their before tax contributions account, after tax contribution account, employer matching contribution account, qualified nonelective contribution account, and rollover account invested in any of the stock funds to any of the active funds; provided, however, that a participant may not transfer any amounts held in his employer matching contribution account unless he has attained age 59 prior to January 1, 2003, (March 1, 2002 for the El Morro Plan), or completed a period of service of at least three years. All Company Retirement Contributions in the Savings and Retirement Plan are invested in the Vanguard IT Treasury Fund.

Each of the Plans, except for the El Morro Plan, participates in the Loan Fund. The Loan Fund consists of monies borrowed by participants from their account balances. Repayments of principal and interest are allocated to the participants' account balances based on the participants' current investment elections.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes fully vested in the Company's contribution after 36 months of service. Participants are 34 percent vested after 12 months, 67 percent vested after 24 months and 100 percent vested after 36 months. Company Retirement Contributions in the Savings and Retirement Plan vest upon three years of continuous service effective January 1, 2007. Prior to January 1, 2007 the vesting for Company Retirement Contributions in the Savings and Retirement Plan vested upon the completion of five years of continuous service. Any Company contributions not otherwise vested, vest upon three years of continuous service. Upon termination, the non-vested portion of the Company's contributions will be forfeited.

Forfeitures

Nonvested balances of participants' accounts may be subject to forfeiture upon termination of their employment with the Company. Forfeitures occur in the Plan year in which the participant receives a distribution of their vested account or after five consecutive one-year breaks in service, as defined. Forfeitures are used to reduce future Company contributions.

Administration

The Plans are administered by an appointed committee. Guidelines as to who may be appointed to serve on an administering committee and how appointments are made are set forth in the Plan Documents. All significant costs of administering the Plans are paid by the Company. The Vanguard Group Inc. is the recordkeeper for the Plans.

Interplan Transfers

Interplan transfers on the statements of changes in net assets available for benefits represent account balances of participants who have transferred between Company sponsored plans due to changes in employment status.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plans provide for various investments in company stock funds, mutual funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Interest in the Temple-Inland Employee Master Trust

In 1993, the T-I Trust was formed. Vanguard Fiduciary Trust Company ("Vanguard") was appointed as the Master Trustee. The assets of the T-I Trust are held in various separate investment accounts. Each of the benefit plans participating in the T-I Trust has beneficial interest percentages in the specific separate investment accounts available to the respective plan as selected by the Temple-Inland Inc. Investment Committee. The assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments), which can be specifically identified. The income and expenses resulting from the collective investment of the assets are allocated among each plan in proportion to the fair value of the assets on a daily basis.

Investments

Investments are stated at fair value. The fair value of the Temple-Inland Inc. Stock Fund, Guaranty Stock Fund and Forestar Stock Fund is based on the last sales price of the year as reported by the New York Stock Exchange. The fair value of investments in the Vanguard mutual funds is based on the net asset value per unit as reported by the National

Association of Security Dealers on the last business day of the year. Loans are stated at cost, which approximates fair value.

The Vanguard Retirement Savings Trust is a common collective trust ("CCT") fund which invests in fully benefit–responsive investment contracts. The fair value of the traditional guaranteed investment contracts in the CCT is based on the discounted expected future cash flows for each contract. The fair value of the wrapper contracts in the CCT is based on re-bid rates for those same contracts. The fair value of the mutual funds in the CCT is based on quoted market prices. Bonds and bond trusts are valued using the latest bid price provided by pricing services plus accrued interest. The fair value of the CCT is adjusted to contract value in accordance with the FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide are Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.

Investment Income

Dividends are recorded as income on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined on the basis of average cost.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of SFAS No. 157.

Payment of Benefits

Benefits are recorded when paid.

NOTE C – INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

The following table presents the fair value of investments of the T-I Trust as of December 31, 2007 and 2006:

		2007		2006
Investments at fair value as determined by quoted market prices:				
Temple-Inland Inc. Stock Fund	$	119,137,049	$	201,823,318
Forestar Stock Fund		44,296,515		—
Guaranty Stock Fund		30,044,162		—
Vanguard Retirement Savings Trust		168,900,684		172,512,523
Vanguard Windsor Fund		104,793,263		116,202,949
Vanguard IT Treasury Fund		79,452,705		65,906,893
Vanguard 500 Index Fund		133,960,860		132,945,264
Vanguard Wellington Fund		71,252,151		64,235,777
Vanguard Explorer Fund		39,455,665		40,106,398
Vanguard International Growth Fund		50,352,213		36,009,488
Vanguard PRIMECAP Fund		47,602,608		44,324,380
Vanguard Small-Cap Value Index Fund		21,294,794		25,348,103
Vanguard Target Retirement 2005 Fund		197,363		—
Vanguard Target Retirement 2010 Fund		90,588		—
Vanguard Target Retirement 2015 Fund		159,293		—
Vanguard Target Retirement 2020 Fund		38,348		—
Vanguard Target Retirement 2025 Fund		232,753		—
Vanguard Target Retirement 2030 Fund		22,315		—
Vanguard Target Retirement 2035 Fund		73,264		—
Vanguard Target Retirement 2040 Fund		21,920		—
Vanguard Target Retirement 2045 Fund		36,074		—
Vanguard Target Retirement 2050 Fund		113,299		—
Vanguard Target Retirement Income		54,114		—
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(1,277,980)		1,660,028
Total	$	910,304,020	$	901,075,121

December 31, 2007

The following table presents each plan's percentage interest in the separate investment accounts of the T-I Trust as of December 31, 2007 and 2006:

	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Savings Plan for Union Employees 457	El Morro 456
December 31, 2007:					
Temple-Inland Inc. Stock Fund	16.27	15.29	48.69	19.37	.38
Forestar Stock Fund	16.34	15.29	48.64	19.35	.38
Guaranty Stock Fund	16.34	15.29	48.64	19.35	.38
Vanguard Retirement Savings Trust	8.55	13.98	49.13	27.87	.47
Vanguard Windsor Fund	18.73	8.02	59.90	13.23	.12
Vanguard IT Treasury Fund	54.87	4.63	32.33	8.11	.06
Vanguard 500 Index Fund	18.84	9.51	53.92	17.55	.18
Vanguard Wellington Fund	19.87	9.68	56.00	14.43	.02
Vanguard Explorer Fund	23.93	7.92	54.25	13.78	.12
Vanguard International Growth Fund	22.13	5.69	59.56	12.55	.07
Vanguard PRIMECAP Fund	10.51	3.98	63.12	22.38	.01
Vanguard Small-Cap Value Index	14.73	5.11	65.48	14.66	.02
Vanguard Target Retirement 2005	95.60	—	4.40	—	—
Vanguard Target Retirement 2010	9.89	41.36	48.75	—	—
Vanguard Target Retirement 2015	32.58	2.62	64.80	—	—
Vanguard Target Retirement 2020	6.19	3.03	90.78	—	—
Vanguard Target Retirement 2025	87.99	5.80	6.21	—	—
Vanguard Target Retirement 2030	31.11	11.62	57.27	—	—
Vanguard Target Retirement 2035	15.86	36.61	47.53	—	—
Vanguard Target Retirement 2040	36.69	21.09	42.22	—	—
Vanguard Target Retirement 2045	23.28	63.50	13.22	—	—
Vanguard Target Retirement 2050	12.14	5.53	82.33	—	—
Vanguard Target Retirement Income	13.78	34.42	51.80	—	—

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2007

	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Savings Plan for Union Employees 457	El Morro 456
December 31, 2006:					
Temple-Inland Inc. Stock Fund	16.71	15.59	49.43	17.86	0.41
Vanguard Retirement Savings Trust	8.03	13.10	48.60	29.79	0.48
Vanguard Windsor Fund	18.18	8.06	60.82	12.84	0.10
Vanguard IT Treasury Fund	58.34	5.14	28.89	7.57	0.06
Vanguard 500 Index Fund	18.54	9.10	54.89	17.29	0.18
Vanguard Wellington Fund	20.69	10.29	55.54	13.45	0.03
Vanguard Explorer Fund	24.79	7.74	54.57	12.74	0.16
Vanguard International Growth Fund	24.36	6.73	57.47	11.36	0.08
Vanguard PRIMECAP Fund	9.03	3.69	66.22	21.06	—
Vanguard Small-Cap Value Index Fund	13.10	4.78	67.76	14.35	0.01

Investment income (loss) for the separate investment accounts for the year ended December 31, 2007 is as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Prices	Interest	Dividends	Total
Temple-Inland Inc. Stock Fund	$ (36,967,765)	$ —	$ 47,152,968	$ 10,185,203
Forestar Stock Fund	(3,563,028)	—	—	(3,563,028)
Guaranty Stock Fund	(672,735)	—	—	(672,735)
Vanguard Retirement Savings Trust	—	7,750,090	—	7,750,090
Vanguard Windsor Fund	(16,804,141)	—	13,570,632	(3,233,509)
Vanguard IT Treasury Fund	3,737,536	—	3,229,949	6,967,485
Vanguard 500 Index Fund	4,715,921	—	2,500,264	7,216,185
Vanguard Wellington Fund	358,465	—	5,186,182	5,544,647
Vanguard Explorer Fund	(1,461,365)	—	3,575,391	2,114,026
Vanguard International Growth Fund	1,488,927	—	4,949,497	6,438,424
Vanguard PRIMECAP Fund	2,130,033	—	2,887,963	5,017,996
Vanguard Small-Cap Value Index Fund	(2,188,449)	—	482,983	(1,705,466)
Vanguard Target Retirement 2005	(7,696)	—	6,047	(1,649)
Vanguard Target Retirement 2010	(1,946)	—	1,772	(174)
Vanguard Target Retirement 2015	(1,849)	—	1,574	(275)
Vanguard Target Retirement 2020	(389)	—	262	(127)
Vanguard Target Retirement 2025	(8,136)	—	4,175	(3,961)
Vanguard Target Retirement 2030	(706)	—	346	(360)
Vanguard Target Retirement 2035	(1,946)	—	1,189	(757)
Vanguard Target Retirement 2040	(641)	—	336	(305)
Vanguard Target Retirement 2045	(1,052)	—	704	(348)
Vanguard Target Retirement 2050	(3,163)	—	1,701	(1,462)
Vanguard Target Retirement Income	(1,534)	—	224	(1,310)
Total	$ (49,255,659)	$ 7,750,090	$ 83,554,159	$ 42,048,590

NOTE D – NONPARTICIPANT DIRECTED INVESTMENTS

The Temple-Inland Inc. Stock Fund, the Forestar Stock Fund, the Guaranty Stock Fund, and the Vanguard IT Treasury Fund include both participant and nonparticipant directed amounts. The participant directed amounts are deemed nonparticipant directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2007

	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Union Employees 457	El Morro 456
Net Assets at December 31, 2006:					
Temple-Inland Inc. Stock Fund	$ 33,737,197	$ 31,455,956	$ 99,755,054	$ 36,049,638	$ 825,473
Vanguard IT Treasury Fund	38,448,137	—	—	—	—
Receivables:					
Temple-Inland Inc. Stock Fund					
Employer contribution receivable	44,146	112,089	87,029	20,388	9,712
Interfund transfers receivable	—	25,712	3,178	12,377	—
Vanguard IT Treasury Fund					
Employee contribution receivable	147	—	—	—	—
Total Net Assets	$ 72,229,627	$ 31,593,757	$ 99,845,261	$ 36,082,403	$ 835,185
Changes in Net Assets:					
Contributions	8,737,550	3,712,409	10,014,101	2,666,896	84,868
Dividends and interest	9,515,165	7,232,190	22,962,600	9,077,354	179,474
Net appreciation in fair value of investments	(4,737,641)	(5,927,930)	(19,884,621)	(8,436,761)	(151,150)
Benefits paid to participants	(8,572,517)	(4,947,650)	(9,815,302)	(3,575,407)	(204,524)
Interfund transfers	(2,039,940)	(2,047,018)	(9,056,156)	1,764,992	(10,700)
Transfers (to) from other plans	(7,311)	(31,091)	103,419	(120,325)	—
Change in net assets	2,985,306	(2,009,090)	(5,675,959)	1,376,749	(102,032)
Net Assets at December 31, 2007:					
Temple-Inland Inc. Stock Fund	$ 19,383,391	$ 18,220,284	$ 58,007,295	$ 23,074,464	$ 451,615
Forestar Stock Fund	7,238,515	6,771,565	21,547,438	8,571,240	167,757
Guaranty Stock Fund	4,909,546	4,592,818	14,614,569	5,813,448	113,781
Vanguard IT Treasury Fund	43,593,481	—	—	—	—
Total Net Assets	$ 75,124,933	$ 29,584,667	$ 94,169,302	$ 37,459,152	$ 733,153

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

NOTE E – TAX STATUS

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation dated as follows:

Savings Plan for Union Employees	May 20, 2002
Savings and Retirement Plan	February 26, 2004
Non-Salaried Savings Plan	February 26, 2004
Salaried Savings Plan	February 26, 2004

Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualification. The El Morro Plan has received a favorable determination letter dated March 26, 1996, from the Commonwealth of Puerto Rico Department of the Treasury stating that the plan is qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954, (PR Code) as amended. All of the above plans have been amended or restated since the most recent determination letters. It is the opinion of the Plan Administrator that the Non-Salaried Savings Plan and Salaried Savings Plan, as amended, are operating in compliance with the applicable requirements of the Code and, therefore, believes that these plans are qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Savings Plan for Union Employees into compliance with the IRC. The plan sponsor (Guaranty) has indicated that it will take the necessary steps, if any to bring the Savings and Retirement Plan into compliance with the IRC. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the El Morro Plan into compliance with the PR Code.

NOTE F – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA.

In the event of the termination of the Plans, the individual accounts of all members shall become fully vested. After deducting all charges and expenses, the balances of all individual accounts will be adjusted and the remaining assets distributed.

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500s as of December 31, 2007 and 2006, a reconciliation of the net increase (decrease) per the financial statements to the Form 5500s for year ended December 31, 2007.

	December 31, 2007	December 31, 2006
Savings and Retirement Plan		
Net assets available for benefits per the financial statements	$ 182,983,490	$ 175,980,066
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	109,344	(133,224)
Net assets available for benefits per the Form 5500	$ 183,092,834	$ 175,846,842
Net increase per the financial statements	$ 7,003,424	
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	109,344	
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	133,224	
Net Increase per the Form 5500	$ 7,245,992	
Non-Salaried Savings Plan		
Net assets available for benefits per the financial statements	$ 103,488,348	$ 103,585,747
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	178,720	(217,478)
Net assets available for benefits per the Form 5500	$ 103,667,068	$ 103,368,269
Net decrease per the financial statements	$ (97,399)	
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	178,720	
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	217,478	
Net Increase per the Form 5500	$ 298,799	
Salaried Savings Plan		
Net assets available for benefits per the financial statements	$ 485,617,137	$ 484,473,580
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	627,826	(806,844)
Net assets available for benefits per the Form 5500	$ 486,244,963	$ 483,666,736
Net increase per the financial statements	$ 1,143,557	

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

	December 31, 2007	December 31, 2006
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	627,826	
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	806,844	
Net Increase per the Form 5500	$ 2,578,227	

Savings Plan for Union Employees		
Net assets available for benefits per the financial statements	$ 173,795,024	$ 170,735,671
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	356,125	(494,512)
Net assets available for benefits per the Form 5500	$ 174,151,149	$ 170,241,159
Net increase per the financial statements	$ 3,059,353	
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	356,125	
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	494,512	
Net Increase per the Form 5500	$ 3,909,990	

El Morro Plan		
Net assets available for benefits per the financial statements	$ 2,033,274	$ 2,193,724
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,965	(7,970)
Net assets available for benefits per the Form 5500	$ 2,039,239	$ 2,185,754
Net decrease per the financial statements	$ (160,450)	
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	5,965	
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	7,970	
Net Decrease per the Form 5500	$ (146,515)	

Fully-benefit responsive investment contracts have been recorded in the accompanying financial statements at contract value. The Form 5500 requires these investment contracts to be reported at fair value.

NOTE H – SUBSEQUENT EVENTS

As a result of the transformation plan and the completion of the spin-offs on December 28, 2007, all the plans that participate in the T-I Trust have been amended and restated effective January 1, 2008.

Savings and Retirement Plan

Effective January 1, 2008 the Plan was amended to:

- provide for full vesting of the employer matching contributions for participants whose employment terminates as a result of the transformation plan
- eliminate new investments in, but permit transfers out of, the Temple-Inland Stock Fund, the Guaranty Stock Fund and the Forestar Stock Fund and provide for the liquidation of these funds effective December 31, 2009
- provide for employer matching contributions made on behalf of the participant to be invested in the same investment funds that the participant elected for their before-tax contributions
- allow employer matching contributions made on behalf of the participants prior to December 28, 2007 to be transferred to any of the active funds, as defined by the Plan
- comply with the qualified automatic contribution arrangement requirements of Section 401(k)(13) of the IRC and allow for an Automatic Contribution Participant, as defined by the Plan, to withdraw certain before-tax contributions
- eliminate after-tax contributions
- provide for an employer matching contribution of 200% of the first 2% of a participant's compensation plus 100% of the next 2% of a participant's compensation
- eliminate the Company Retirement Contribution
- add a discretionary employer profit sharing contribution (up to 2% of compensation) which is allocated pro rata based on compensation to participants employed on December 31st
- change the vesting schedule for employer matching contributions from a three year schedule to a two year schedule
- eliminate the mandatory cash out of the vested amounts of a terminated participant who has attained age 65, and permit a terminated participant to commence distribution of their vested accounts on their required beginning date in periodic installments
- be re-named the Guaranty Financial Group Inc. Savings and Retirement Plan
- remove the limitation on the Company's contribution other than the limitation imposed by Section 401(a) (17) of the IRC
- cease participation in the T-I Trust

Non-Salaried Savings Plan

Effective January 1, 2008 the Plan was amended to:

- provide for full vesting of the employer matching contributions for participants whose employment terminates as a result of the transformation plan
- eliminate new investments in, but permit transfers out of, the Temple-Inland Stock Fund, the Guaranty Stock Fund and the Forestar Stock Fund and provide for the liquidation of these funds effective January 1, 2011
- change the date from October 1 to January 1 for the automatic one percent increase on a participant's before-tax contribution rate under the automatic enrollment feature of the pan
- provide for employer matching contributions made on behalf of the participant to be

invested in the same investment funds that the participant elected for their before-tax contributions

- allow employer matching contributions made on behalf of the participants prior to January 1, 2008 to be transferred to any of the active funds, as defined by the Plan
- comply with the qualified automatic contribution arrangement requirements of Section 401(k)(13) of the IRC and allow for an Automatic Contribution Participant, as defined by the Plan, to withdraw certain before-tax contributions
- change the vesting schedule for employer matching contributions from a three year schedule to a two year schedule
- eliminate the mandatory cash out of the vested amounts of a terminated participant who has attained age 65, and permit a terminated participant to commence distribution of their vested accounts on their required beginning date in periodic installments.
- remove the limitation on the Company's contribution other than the limitation imposed by Section 401(a) (17) of the IRC

The Non-Salaried Savings Plan merged into the Salaried Savings Plan on February 29, 2008.

Salaried Savings Plan

Effective January 1, 2008 the Plan was amended to:

- provide for full vesting of the employer matching contributions for participants whose employment terminates as a result of the transformation plan
- eliminate new investments in, but permit transfers out of, the Temple-Inland Stock Fund, the Guaranty Stock Fund and the Forestar Stock Fund and provide for the liquidation of these funds effective January 1, 2011
- change the date from October 1 to January 1 for the automatic one percent increase on a participant's before-tax contribution rate under the automatic enrollment feature of the pan
- provide for employer matching contributions made on behalf of the participant to be invested in the same investment funds that the participant elected for their before-tax contributions
- allow employer matching contributions made on behalf of the participants prior to January 1, 2008 to be transferred to any of the active funds, as defined by the Plan
- comply with the qualified automatic contribution arrangement requirements of Section 401(k)(13) of the IRC and allow for an Automatic Contribution Participant, as defined by the Plan, to withdraw certain before-tax contributions
- change the vesting schedule for employer matching contributions from a three year schedule to a two year schedule
- eliminate the mandatory cash out of the vested amounts of a terminated participant who has attained age 65, and permit a terminated participant to commence distribution of their vested accounts on their required beginning date in periodic installments
- remove the limitation on the Company's contribution other than the limitation imposed by Section 401(a) (17) of the IRC

Effective March 1, 2008 the Plan was amended to change the name of the Plan to the Temple-Inland Savings Plan ("Savings Plan") and to reflect the merger of the Non-Salaried Savings Plan into the Plan, effective February 29, 2008.

Savings Plan for Union Employees

Effective January 1, 2008 the Plan was amended to:

- provide for full vesting of the employer matching contributions for participants whose employment terminates as a result of the transformation plan
- eliminate new investments in, but permit transfers out of, the Temple-Inland Stock Fund, the Guaranty Stock Fund and the Forestar Stock Fund and provide for the liquidation of these funds effective January 1, 2011
- provide for employer matching contributions made on behalf of the participant to be invested in the same investment funds that the participant elected for their before-tax contributions
- add an automatic enrollment feature for employees hired on and after January 1, 2008 at a before-tax contribution rate of three percent of the employee's compensation after 30 days of employment, unless the employee elects not to participate or elects a different percent. In addition, automatically enrolled participants' before-tax contributions are increased one percent annually (every January 1), unless the participant has elected otherwise, This automatic contribution ceases once a participants' before-tax contribution rate equals ten percent
- comply with the qualified automatic contribution arrangement requirements of Section 401(k)(13) of the IRC
- eliminate the mandatory cash out of the vested amounts of a terminated participant who has attained age 65, and permit a terminated participant to commence distribution of their vested accounts on their required beginning date in periodic installments

Temple-Inland Inc. Selected Savings Plans
Schedule H Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2007

Plan Name	Plan #	EIN	Plan Year	Participant Contributions Transferred Late to Plan	Total that Constitute Non-Exempt Prohibited Transactions
Temple-Inland Savings and Retirement Plan	028	75-1462427	2006	$40	$40
Temple-Inland Salaried Savings Plan	025	75-1462427	2006	651	651

For the Temple-Inland Savings and Retirement Plan, the amount of accrued interest on late remittances for contributions paid in 2007 was $3, for the Temple-Inland Salaried Savings Plan, the amount of accrued interest on late remittances for contributions paid in 2007 was $18.

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

Temple-Inland Inc. Selected Savings Plans
Schedule H Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2007

Plan Name	Plan #	EIN	Identity of Issue*	Description of investment varying maturity dates and interest rates ranging from:	Current Value
Temple-Inland Savings and Retirement Plan	028	75-1462427	Participant Loans	5.50% to 11.00%	$ 5,172,069
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	Participant Loans	5.50% to 11.00%	9,355,512
Temple-Inland Salaried Savings Plan	025	75-1462427	Participant Loans	5.50% to 11.00%	12,558,144
Temple-Inland Savings Plan for Union Employees	457	75-1462427	Participant Loans	5.50% to 11.00%	9,787,243

*Represents party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TEMPLE-INLAND
SAVINGS AND RETIREMENT PLAN

Date: June 23, 2008 By: Sharon K Brown

Sharon K. Brown
Temple-Inland Inc.
Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
23	Consent of Ernst & Young LLP	29



■ **Ernst & Young LLP**
Suite 1800
401 Congress
Austin, Texas 78701

■ Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement, as amended, (Form S-8 No. 33-43802) pertaining to the Temple-Inland Savings and Retirement Plan of our report dated June 18, 2008, with respect to the financial statements and supplemental schedules of the Temple-Inland Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young LLP

Austin, Texas
June 23, 2008